UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 03 )*

NEUBERGER BERMAN CALIFORNIA MUNICIPAL FUND INC.

(Name of Issuer)

VARIABLE RATE MUNICIPAL TERM PREFERRED SHARES

(Title of Class of Securities)

64123C408

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center,  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
550

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Amendment No. 3 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated June 30, 2014 and filed with the SEC on July 9, 2014 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated November 29, 2018 and filed with the SEC on December 3, 2018 ("Amendment No. 1"), as further amended by Amendment No. 2 dated April 1, 2019 and filed with the SEC on April 3, 2019 ("Amendment No. 2"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable rate municipal term preferred shares ("VMTP Shares") of Neuberger Berman California Municipal Fund Inc. (the "Issuer").

This Amendment is being filed in relation to the Consent in Connection with the Articles of Amendment and Restatement of Articles Supplementary Creating and Fixing the Rights and Preferences of the Variable Rate Municipal Term Preferred Shares, Series A, dated April 17, 2020, entered into pursuant to the terms of the governing documents of the VMTP Shares of the Issuer (the "Consent").

Item 2.	Identity and Background

(a)	Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

"The Consent, dated as of April 17, 2020, has been entered into between the Issuer and BAPFC to consent to the Issuer maintaining a Minimum Asset Coverage Ratio of no less than 220% for all purposes during the period from April 17, 2020 to June 15, 2020."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.8 Consent in Connection with the Articles of Amendment and Restatement of Articles Supplementary Creating and Fixing the Rights and Preferences of the Variable Rate Municipal Term Preferred Shares, Series A, dated April 17, 2020"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

April 21, 2020	By:	/s/ Ally Pecarro
Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

April 21, 2020	By:	/s/ Michael Jentis
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)